As filed with the Securities and Exchange Commission on May 24, 2005

Registration No. 333-123828

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALEXION PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3648318
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

352 Knotter Drive

Cheshire, CT 06410

(203) 272-2596

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Thomas I.H. Dubin

Vice President and General Counsel

352 Knotter Drive

Cheshire, CT 06410

(203) 272-2596

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Merrill M. Kraines, Esq.

Lawrence A. Spector, Esq.

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103

(212) 318-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Amount To Be Registered	Proposed Maximum Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
1.375% Convertible Senior Notes due 2012	$150,000,000(1)	100%(2)	$150,000,000(2)	$17,655(7)
Common Stock, $.0001 par value per share	4,768,710 shares (3)(4)(5)	(5)	(5)	(6)

(1)	Represents the aggregate principal amount of the 1.375% Convertible Senior Notes due 2012 issued by Alexion Pharmaceuticals, Inc. prior to the date of this registration statement.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(3)	All shares of common stock of the registrant carry rights to purchase Junior Participating Cumulative Preferred Stock, par value $.0001 per share. Such purchase rights are attached to and trade with the common stock. Value attributable to such rights, if any, is reflected in the market price of the common stock.
(4)	Plus such additional indeterminate number of shares as may become issuable upon conversion of the 1.375% Convertible Senior Notes due 2012 being registered hereunder by means of adjustment of the conversion price.
(5)	Such number represents the number of common shares that are initially issuable upon conversion of the notes registered hereby. For purposes of estimating the number of common shares issuable upon conversion of the notes, the registrant used a conversion rate of 31.7914 per $1,000 principal amount of notes.
(6)	Pursuant to Rule 457(i) under the Securities Act of 1933, as amended, there is no filing fee with respect to the shares of common stock issuable upon conversion of the 1.375% Convertible Senior Notes due 2012 because no additional consideration will be received upon conversion.
(7)	This fee was previously paid in connection with the Registrant’s initial filing on Form S-3 filed on April 4, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2005

PROSPECTUS

$150,000,000

ALEXION PHARMACEUTICALS, INC.

1.375% Convertible Senior Notes Due 2012 and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus covers resales by selling securityholders of our 1.375% convertible senior notes due 2012 and shares of our common stock into which the notes are convertible.

The notes will mature on February 1, 2012. We will pay interest on the notes each February 1 and August 1. We will make the first interest payment on August 1, 2005.

We do not have the right to redeem the notes at our option prior to February 1, 2012.

The notes are convertible into our common stock at any time before February 1, 2012 at a conversion price of approximately $31.46 per share, subject to adjustment for specified events. The initial conversion price is equivalent to a conversion rate of approximately 31.7914 shares per $1,000 principal amount of notes.

Holders may require us to repurchase their notes upon the occurrence of a designated event in cash at 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any. In addition, holders may be entitled to receive additional shares of common stock if they elect to convert their notes in connection with the occurrence of a designated event that is also a fundamental change that occurs prior to the maturity date of the notes.

The notes are senior unsecured obligations and rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness. The notes rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness.

Our common stock is quoted on The Nasdaq National Market under the symbol “ALXN.” The last reported sale price of our common stock on May 23, 2005 was $22.70 per share. Prior to this offering the notes have been eligible for trading in the PORTAL MarketSM, a subsidiary of The Nasdaq Stock Market, Inc.

We do not intend to list the notes on any securities exchange. Although the notes issued in the private placement to initial purchasers are eligible for trading in the PORTAL MarketSM, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL MarketSM.

See “ Risk Factors” beginning on page 6 of this prospectus to read about factors you should consider before buying the notes or our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2005

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our proxy statement on Schedule 14A, filed November 4, 2004;

•	our annual report on Form 10-K for the fiscal year ended July 31, 2004, filed on September 28, 2004;

•	our quarterly reports on Form 10-Q for the quarterly periods ended October 31, 2004 and January 31, 2005, filed on December 6, 2004 and March 8, 2005 respectively;

•	our current reports on Form 8-K, filed on November 18, 2004, December 13, 2004, December 16, 2004, January 19, 2005, January 20, 2005, January 25, 2005, March 14, 2005, and March 16, 2005;

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•	our registration statement on Form 8-A, filed on February 21, 1997, as amended by Amendment No. 1 to Form 8-A filed on October 6, 2000, Amendment No. 2 to Form 8-A filed on February 12, 2002 and Amendment No. 3 to Form 8-A filed on November 17, 2004; and

•	our registration statement on Form 8-A, filed on February 12, 1996.

Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this prospectus to the end of the offering of the notes and common shares issuable upon conversion of the notes shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following: Alexion Pharmaceuticals, Inc., 352 Knotter Drive, Cheshire, Connecticut 06410, Attention: General Counsel, telephone number (203) 272-2596.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, or the PSLRA. Forward-looking statements in this prospectus are being made pursuant to the PSLRA and with the intention of obtaining the benefits of the “safe harbor” provisions of the PSLRA. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words like “intend,” “plan,” “believe,” “anticipate,” “may,” “will,” “could,” “continue,” “expect” and variations of these words or comparable words or phrases of similar meaning. They may relate to, among other things:

•	our ability to operate profitably;

•	our substantial capital requirements and financial risks;

•	fluctuations in our revenues and results of operations;

•	our ability to manage future growth;

•	our ability to maintain effective systems of disclosure controls and internal controls;

•	our competition; and

•	other risks detailed in the section entitled “Risk Factors” beginning on page 6.

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These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” We cannot assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our obligation to disclose material information as and when required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus. We expressly disclaim any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any change in our expectations.

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SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and related notes, included elsewhere and incorporated by reference in this prospectus carefully before making an investment decision. When used in this prospectus, unless otherwise indicated, the terms “we,” “our,” and “us” refer to Alexion and its subsidiaries.

The Company

We are engaged in the discovery and development of therapeutic products to treat patients with a wide array of severe disease states, including hematologic, cardiovascular, autoimmune disorders, and cancer. Since our incorporation in January 1992, we have devoted substantially all of our resources to drug discovery, research, and product and clinical development. Additionally, through our wholly owned subsidiary, Alexion Antibody Technologies, Inc., or AAT, we are engaged in the discovery and development of a portfolio of additional antibody therapeutics targeting severe unmet medical needs.

We have significant expertise in the discovery and development of antibody therapeutics, as well as in understanding and inhibiting the aberrant manifestation of a component of the human immune system known as complement. Our two lead product candidates are each in Phase III clinical development. One of our product candidates, eculizumab, is in Phase III clinical development for treatment of a chronic hematologic disease and our second product candidate, pexelizumab, is in Phase III clinical development for two distinct acute cardiac indications. We designed both of these product candidates with the goal of eliciting the intended clinically therapeutic effect by inhibiting the aberrant manifestation of complement.

Our two lead product candidates are therapeutic antibodies that address specific diseases that arise when the human immune system produces inflammation in the human body. Antibodies are proteins that bind specifically to selected targets, or antigens, in the body. After the antibody binds to its target, it may activate the body’s immune system against the target, block activities of the target or stimulate activities of the target.

We are developing eculizumab, an antibody that inhibits complement, for the treatment of a rare blood disorder known as Paroxysmal Nocturnal Hemoglobinuria, or PNH. We are developing pexelizumab, a single-chain antibody that also inhibits complement, in collaboration with Procter and Gamble Pharmaceuticals, or P&G, as a therapeutic to reduce the incidence of death, myocardial infarction, or heart attack, and other complications associated with coronary artery bypass graft, or CABG, surgery. We are also developing pexelizumab as a therapeutic to reduce the incidence of death and morbidity often experienced by patients suffering acute myocardial infarction, or AMI, who receive angioplasty, a procedure for opening up narrowed or blocked arteries that supply blood to the heart.

To date, we have studied our two lead product candidates in a variety of clinical development programs enrolling over 6,600 patients in clinical trials. In addition to our Phase III programs, we have initiated the development of a global patient registry for PNH patients, may also pursue additional indications for eculizumab, and have other product candidates in earlier stages of development.

To date, we have not received any revenues from the sale of our products. We have incurred operating losses since our inception. As of January 31, 2005, we had an accumulated deficit of approximately $383.0 million. We expect to incur substantial and increasing operating losses for the next several years due to expenses associated with product research and development, pre-clinical studies and clinical testing, regulatory activities, manufacturing development, scale-up and commercial-scale manufacturing, pre-commercialization activities and developing a sales and marketing force. We will need to obtain additional financing to cover these costs.

We were incorporated in Delaware in 1992. The address of our principal executive office is 352 Knotter Drive, Cheshire, CT 06410, and our telephone number is (203) 272-2596.

Recent Developments

On March 8, 2005, we appointed Ruedi E. Waeger, Ph.D. as a member of our Board of Directors. Most recently, Dr. Waeger, 62, was President and Chief Executive Officer of Aventis Behring L.L.C., a global plasma therapeutics product business which was acquired by CSL Ltd last year to form ZLB Behring. While at Aventis Behring, Dr. Waeger played a key role in guiding the company as it refined its product pipeline and built its extensive manufacturing facilities. Dr. Waeger became the head of Aventis Behring following the merger of the owners of Centeon L.L.C., a leader in plasma proteins, where Dr. Waeger was Chief Executive Officer. Prior thereto, Dr. Waeger was President and Chief Executive Officer of ZLB Central Laboratories, Blood Transfusion Service of the Swiss Red Cross and before that he spent more than 20 years at Sandoz Ltd., where he had consecutive worldwide responsibilities for Strategic Research and Development Planning; Human Resource Management; and Marketing; including responsibility for three global product launches. Dr. Waeger currently sits on the boards of Guidant Corporation and PharmaServ GmbH & Co, where he is Chairman. He earned a Ph.D. in Biochemistry from the Swiss Federal Institute of Technology.

On March 16, 2005, we announced the resignation of Carsten Boess, our Chief Financial Officer. Mr. Boess is leaving to pursue other opportunities. David Keiser, our President and Chief Operating Officer, will temporarily resume the direct responsibility for functions managed by Mr. Boess while a search for a permanent replacement is conducted.

On April 12, 2005, we announced that we had completed enrollment for our pivotal Phase III efficacy trial of our product candidate eculizumab in patients with PNH.

The Offering

Securities Offered	$150,000,000 principal amount of 1.375% convertible senior notes due 2012 convertible into an aggregate of 4,768,710 shares of our common stock, subject to adjustment for specified events.

Maturity Date	February 1, 2012.

Interest	1.375% per annum on the principal amount, payable semi-annually in arrears in cash on February 1 and August 1 of each year, beginning August 1, 2005.

Ranking	The notes are our general, unsecured obligations, rank equally in right of payment to our future senior unsecured debt, junior to any secured indebtedness to the extent of any assets securing such indebtedness and senior to any subordinated indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries to the extent of the assets of such subsidiaries. As of March 15, 2005, we had $150 million of senior debt and our subsidiaries did not have any outstanding debt. The indenture governing the notes does not limit the amount of indebtedness that we or any of our subsidiaries may incur.

Redemption	We do not have the right to redeem any of the notes at our option prior to maturity.

Conversion

You may convert the notes into shares of our common stock at a conversion rate of 31.7914 shares per $1,000 principal amount of notes, representing a conversion price of approximately $31.46 per share, subject to adjustment at any time prior to the close of business on the final maturity date of the notes.

In addition, subject to our rights described under “Description of the Notes—Public Acquirer Change of Control,” if you elect to convert notes in connection with the occurrence of a designated event that is also a fundamental change that occurs prior to the maturity date of the notes, you will be entitled to receive additional shares of common stock upon conversion in some circumstances as described under “Description of the Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change.”

Public Acquirer Change of Control	In the case of a fundamental change that is a “public acquirer change of control,” as defined under “Description of the Notes—Public Acquirer Change of Control,” we may, in lieu of adjusting the conversion rate as described in the preceding paragraph, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into an adjusted number of shares of public acquirer common stock.

Designated Event	If a designated event, as described under “Description of the Notes—Redemption at Option of the Holder,” occurs prior to maturity, you will have the right to require us to redeem all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the redemption date.

Form and Denomination	The notes are issued in fully registered form in the minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

Sinking Fund	None.

Registration Rights; Liquidated Damages	If we do not comply with certain covenants set forth in the Registration Rights Agreement, we will be required to pay liquidated damages. See “Description of the Notes—Registration Rights.”

Use of Proceeds	We will not receive any cash proceeds from the sale of the notes or underlying common stock by the selling securityholders. We used proceeds from the sale of the notes to redeem our 5¾% Convertible Subordinated Notes due 2007 and will use the remainder for general corporate purposes.

Listing and Trading of the Notes	We do not intend to list the notes on any national securities exchange. Although the notes issued in the initial private placement are eligible for trading in the PORTAL MarketSM, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL MarketSM. There is currently no public market for the notes.

Nasdaq Market Symbol of Alexion Pharmaceuticals, Inc. Common Stock	ALXN

For a more complete description of the terms of the notes, please read “Description of the Notes” on page 27. For a more complete description of our common stock, please read “Description of Capital Stock” on page 43.

Risk Factors

You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to investing in the notes or our common stock. In particular, we urge you to carefully consider the information under “Risk Factors” beginning on page 6 of this prospectus, so that you understand the risks associated with an investment in our company.

RISK FACTORS

This prospectus includes forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained or incorporated by reference in this prospectus. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those discussed below. Some of the key factors that could cause actual results to differ from our expectations are described below. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Risks Related To Our Business

If we continue to incur operating losses, we may be unable to continue our operations.

We have incurred losses since we started our company in January 1992. As of January 31, 2005, we had an accumulated deficit of approximately $383.0 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research and development of product candidates. We have no products that are available for sale and do not know when we will have products available for sale, if ever. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent and the timing of our future losses and our profitability, if we are ever profitable, are highly uncertain.

We are subject to extensive government regulation; if we do not obtain regulatory approval for our drug products, we will not be able to sell our drug products.

We and our partners cannot sell or market our drugs without regulatory approval. If we or our partners do not obtain and maintain regulatory approval for our products, the value of our company and our results of operations will be harmed. In the United States, we or our partners must obtain and maintain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed outside the United States, whose approval can also be lengthy, expensive and highly uncertain. None of our product candidates has received regulatory approval to be marketed and sold in the United States or any other country. We may not receive regulatory approval for any of our product candidates for at least the next several years, if ever.

We and our partners, contract manufacturers and suppliers are subject to rigorous and extensive regulation by the FDA, other federal and state agencies, and governmental authorities in other countries. These regulations apply both before and after approval of our product candidates, if our product candidates are ever approved, and cover, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, and export of biologics. Failure to comply with the laws, including statutes and regulations, administered by the FDA or other agencies could result in administrative and judicial sanctions, including, warning letters; fines and other civil penalties; delay in approving or refusal to approve a product candidate; product recall or seizure; interruption of production; operating restrictions; injunctions; and criminal prosecution.

The FDA has granted “fast track” status for pexelizumab for use during cardiopulmonary bypass, or CPB, and for treatment of AMI, and for eculizumab in treatment of membranous nephritis. Although fast track status may expedite development and FDA review of an application, there can be no assurance that pexelizumab or eculizumab will be reviewed more expeditiously for their “fast-track” indications than would otherwise have been the case or will be approved promptly, or at all. Further, the FDA could revoke fast track status for pexelizumab or eculizumab.

The FDA has granted orphan drug designation for eculizumab in the treatment of PNH and membranous nephritis. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances.

If our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our products.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct both preclinical animal testing and clinical human trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the study, the drug or the dose and perform additional or repeat tests, or abandon the drug development project. In those circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever. Even if approval is granted, the approval may require limitations on the indicated uses for which the drug may be marketed.

Clinical trials completed to date have not achieved their primary endpoints.

In December 1999, we completed a Phase IIb trial of pexelizumab for the treatment of complications in patients after CABG with CPB, including the reduction of the frequency and severity of myocardial infarctions and frequency of death. The primary therapeutic pre-set goal of the trial, referred to as the primary endpoint, was not achieved. However, in the pre-specified population that included approximately 90% of the patient population (i.e., the 800 patients who had CABG surgery without valve surgery), those that received pexelizumab at the highest dose level experienced a statistically significant reduction in larger post-surgical heart attacks. Based on these results, in January 2002, we commenced enrollment of a Phase III clinical trial of pexelizumab in patients undergoing CABG with CPB. We completed the target patient enrollment of approximately 3,000 patients in February 2003. In August 2003, we disclosed preliminary results that indicated that the primary endpoint was not achieved with statistical significance. The primary endpoint in this Phase III trial was a composite of the incidence of death or myocardial infarction, measured at 30 days post-procedure, in patients undergoing CABG without simultaneous valve surgery.

We have concluded two Phase II studies with pexelizumab in AMI: one study in patients receiving angioplasty, a procedure for opening up narrowed or blocked arteries that supply blood to the heart, and the other in patients receiving thrombolytic therapy, a procedure for dissolving clots that block heart vessels. The angioplasty study, called COMMA, and the thrombolytic study, called COMPLY, completed patient enrollment in March 2002 and January 2002, respectively. Results from both studies were reported at the November 2002 annual meeting of the American Heart Association. In both studies, the primary endpoint of a reduction of myocardial infarction was not reached; however in the COMMA study, pexelizumab treatment was associated with a statistically significant, dose-dependent reduction in death.

In 2001, we announced the completion of a Phase IIa trial of eculizumab for the treatment of rheumatoid arthritis, or RA. The primary endpoint for this trial was met by the group of patients who received the mid-level, monthly dosing regimen of eculizumab, but patients who received higher or lower doses of eculizumab in the clinical trial did not achieve the primary endpoint. The primary endpoint in this Phase IIa trial was ACR 20 at 3.25 months.

In January 2004, we announced preliminary results of a Phase IIb study of eculizumab in approximately 350 RA patients. Results of the trial indicate that the primary endpoint was achieved with statistical significance in one of the dosing regimens (the monthly dosing arm), but not in the higher, bimonthly dosing arm.

Completion of these and other trials does not guarantee that we will initiate additional trials for our product candidates, that if the trials are initiated what the scope and phase of the trial will be or that they will be completed, or that if the trials are completed, the results will provide a sufficient basis to proceed with further trials or to apply for or receive regulatory approvals or to commercialize products. Results of trials could be inconclusive, requiring additional or repeat trials. If the results achieved in our clinical trials are insufficient to proceed to further trials or to regulatory approval of our product candidates our company would be materially adversely affected. Failure of a trial to achieve its pre-specified primary endpoint generally increases the likelihood that additional studies will be required if we determine to continue development of the product candidate, and reduces the likelihood of timely development of and regulatory approval to market the product candidate.

There are many reasons why drug testing could be delayed or terminated.

For human trials, patients must be recruited and each product candidate must be tested at various doses and formulations for each clinical indication. Also, to ensure safety and effectiveness, the effect of drugs often must be studied over a long period of time, especially for the chronic diseases that we are studying. Unfavorable results or insufficient patient enrollment in our clinical trials could delay or cause us to abandon a product development program.

Additional factors that can cause delay or termination of our clinical trials include:

•	slow patient enrollment;

•	long treatment time required to demonstrate effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	the failure of patients taking the placebo to continue to participate in our clinical trials;

•	lack of effectiveness of the product candidate being tested; and

•	lack of sufficient funds.

We may expand our business through new acquisitions that could disrupt our business and harm our financial condition.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute current stockholders’ ownership interest in our company, or securities convertible into our stock, which could dilute current stockholders’ ownership interest in our company upon conversion.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

We believe we have sufficient capital to fund our operations and product development for at least twenty-four months. We may need to raise additional capital before or after that time to complete the development and commercialization of our product candidates. We are currently conducting or initiating several clinical trials. Funding needs may shift between programs and potentially accelerate and increase if we initiate new pivotal trials for our product candidates, including any pivotal clinical trial of pexelizumab for AMI patients undergoing angioplasty. We rely heavily on P&G to fund development of pexelizumab. If P&G were to terminate the pexelizumab collaboration, we could have to raise additional capital or find new collaboration partners in order to continue the development of pexelizumab.

Additional financing could take the form of public or private debt or equity offerings, equity line facilities, bank loans, collaborative research and development arrangements with corporate partners and/or the sale or licensing of some of our property. The amount of capital we may need depends on many factors, including:

•	the existence, terms and status of collaborative arrangements and strategic partnerships, such as our collaboration with P&G;

•	the progress, timing and scope of our research and development programs;

•	the progress, timing and scope of our preclinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

•	the time and cost necessary to develop sales, marketing and distribution capabilities;

•	the cost necessary to sell, market and distribute our products, if any are approved;

•	changes in applicable governmental regulatory policies; and

•	any new collaborative, licensing and other commercial relationships that we may establish.

We may not get funding when we need it or funding may only be available on unfavorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities or future operations. We might have to license our technology to others. This could result in sharing revenues that we might otherwise retain for ourselves. Any of these actions would harm our business.

We are significantly leveraged.

In January 2005, we completed the sale of $150 million principal amount of our 1.375% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The net proceeds of approximately $145.3 million from the 1.375% convertible senior notes due 2012 offering was applied to redeem our outstanding $120 million principal amount of 5¾% convertible subordinated notes due March 2007 and the remainder will be used for general corporate purposes. The degree to which we are leveraged could, among other things:

•	make it difficult for us to make payments on our notes;

•	make it difficult for us to obtain financing for working capital acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

If our collaboration with P&G is terminated or P&G reduces its commitment to our collaboration, our ability to develop and commercialize pexelizumab in the time expected, or at all, and our business would be harmed.

We rely heavily on P&G to perform development, obtain commercial manufacturing, and provide sales and marketing for pexelizumab. While we cannot assure you that pexelizumab will ever be successfully developed and commercialized, if P&G does not perform its obligations in a timely manner, or at all, our ability to commercialize pexelizumab will be significantly adversely affected. We rely on P&G to provide funding and additional resources for the development and commercialization of pexelizumab. These include funds and resources for:

•	clinical development and clinical and commercial manufacturing;

•	obtaining regulatory approvals; and

•	sales, marketing and distribution efforts worldwide.

P&G has the right to terminate the collaboration or sublicense its collaboration rights at any time. Termination of our agreement with P&G would cause significant delays in the development of pexelizumab and result in significant additional development costs to us. If we were to continue development of pexelizumab following termination by P&G, we would need to fund the development and commercialization of pexelizumab on our own or identify a new development partner. We would need to develop or acquire replacement expertise in many areas necessary for the development and potential commercialization of pexelizumab, or enter into agreements with other companies with respect to those matters. We do not have the resources to replace some of the functions provided or funded by P&G. Accordingly, we might have to stop the development of pexelizumab or shift resources from other product development programs until alternative resources were obtained. Sublicense by P&G also could cause significant delays in the development of pexelizumab and result in substantial additional development costs to us. We might also have to repeat testing already completed with P&G. In addition, sublicense would introduce a new collaboration partner which could create new and additional risks to the development of pexelizumab that cannot be identified at this time.

We cannot guarantee that P&G will devote the resources necessary to successfully develop and commercialize pexelizumab in a timely manner, if at all. Furthermore, P&G may devote the necessary resources, but we may still not successfully develop and commercialize pexelizumab.

If we are unable to engage and retain third-party collaborators, our research and development efforts may be delayed.

We depend upon third-party collaborators to assist us in the development of our product candidates. If any of our existing collaborators breaches or terminates its agreement with us or does not perform its development work under an agreement in a timely manner, or at all, we would experience significant delays in the development or commercialization of our product candidates. We would also experience significant delays if we could not engage additional collaborators when required. In either event we would be required to devote additional funds or other resources to these activities or to terminate them. This would divert funds or other resources from other parts of our business.

We cannot assure you that:

•	current collaboration arrangements will be continued in their current form;

•	we will be able to negotiate acceptable collaborative agreements to develop or commercialize our product candidates;

•	any arrangements with third parties will be successful; or

•	current or potential collaborators will not pursue treatments for other diseases or seek other ways of developing treatments for our disease targets.

If the trading price of our common stock continues to fluctuate in a wide range, our stockholders will suffer considerable uncertainty with respect to an investment in our stock.

The trading price of our common stock has been volatile and may continue to be volatile in the future. Factors such as announcements of fluctuations in our or our competitors’ operating results or clinical or scientific results, fluctuations in the trading prices or business prospects of our competitors and collaborators, including, but not limited to P&G, changes in our prospects, and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock and our convertible senior notes. In particular, the trading price of the common stock of many biotechnology companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of the companies whose stocks were affected. This is due to several factors, including general market conditions, the announcement of the results of our clinical trials or product development and the results of our attempts to obtain FDA approval for our products. In particular, since August 1, 1999, the sales price of our common stock has ranged from a low of $9.05 per share to a high of $119.88 per share. While we cannot predict our future performance, if our stock price continues to fluctuate in a wide range, an investment in our stock may result in considerable uncertainty for an investor.

If we cannot protect the confidentiality and proprietary nature of our trade secrets, our business and competitive position will be harmed.

Our business requires using sensitive technology, techniques and proprietary compounds that we protect as trade secrets. However, since we are a small company, we also rely heavily on collaboration with suppliers, outside scientists and other drug companies. Collaboration presents a strong risk of exposing our trade secrets. If our trade secrets were exposed, it would help our competitors and adversely affect our business prospects.

In order to protect our drugs and technology more effectively, we need to obtain and maintain patents covering the drugs and technologies we develop. We may obtain patents through ownership or license. Our drugs are expensive and time-consuming to test and develop. Without patent protection, competitors may copy our methods, or the chemical structure or other aspects of our drugs. Even if we obtain and maintain patents, the patents may not be broad enough to protect our drugs from copycat products.

If we are found to be infringing on patents owned by others, we may be forced to pay damages to the patent owner and obtain a license to continue the manufacture, sale or development of our drugs and/or pay damages. If we cannot obtain a license, we may be prevented from the manufacture, sale or development of our drugs.

Parts of our, including our in-licensed, technology, techniques and proprietary compounds and potential drug candidates may conflict with patents owned by or granted to others. If we cannot resolve these conflicts, we may be liable for damages, be required to obtain costly licenses or be stopped from manufacturing, using or selling our products or conducting other activities. For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies. Many of our product candidates are genetically engineered antibodies, including recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies.

We have received notices from the owners of some of these patents claiming that their patents may be relevant to the development, manufacture or sale of some of our drug candidates,

including pexelizumab and eculizumab. In response to some of these notices, we have obtained licenses, or expect to obtain licenses. However, with regard to other patents, we have either determined in our judgment that:

•	our products do not infringe the patents;

•	we do not believe the patents are valid; or

•	we have identified and are testing various modifications that we believe should not infringe the patents and which should permit commercialization of our product candidates.

Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling or developing our drugs. Legal disputes can be costly and time consuming to defend. If any patent holder successfully challenges our judgment that our products do not infringe their patents or that their patents are invalid, we could be required to pay costly damages or to obtain a license to sell or develop our drugs. A required license may be costly or may not be available on acceptable terms, if at all. A costly license, or inability to obtain a necessary license would have a material adverse effect on our business.

There can be no assurance that we would prevail in a patent infringement action; will be able to obtain a license to any third party patent on commercially reasonable terms; successfully develop non-infringing alternatives on a timely basis; or license alternative non-infringing technology, if any exists, on commercially reasonable terms. Any impediment to our ability to manufacture or sell approved forms of our product candidates could have a material adverse effect on our business and prospects.

If testing or use of our products harms people, we could be subject to costly and damaging product liability claims.

The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using our products could give rise to product liability claims against us. We might have to recall our products, if any, from the marketplace. Some of these risks are unknown at this time.

In addition, we may be sued by people who participate in our trials. A number of patients who participate in such trials are already very ill when they enter the trial. Any informed consents or waivers obtained from people who sign up for our trials may not protect us from liability or litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any covered liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. In addition, negative publicity relating to a product liability claim may make it more difficult, or impossible, for us to recruit patients for our clinical trials or to market and sell our products. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Use of C5 Inhibitors, such as pexelizumab and eculizumab, is associated with an increased risk for infection with Neisseria bacteria. One patient in our trials of eculizumab for the treatment of membranous nephritis became infected with Neisseria bacteria. Serious cases of Neisseria infection can result in brain damage, loss of limbs or parts of limbs, kidney failure, or death.

We are subject to environmental laws and potential exposure to environmental liabilities.

We are subject to various federal, state and local environmental laws and regulations that govern our operations, including the handling and disposal of non-hazardous and hazardous wastes, including medical and biological wastes, and emissions and discharges into the environment, including air, soils and water sources. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating its property or locations to which wastes were sent from its facilities, without regard to whether the owner or operator knew of, or necessarily caused, the contamination. Such obligations and liabilities, which to date have not been material, could have a material impact on our business and financial condition.

If we cannot manufacture our drug candidates in sufficient amounts at acceptable costs and on a timely basis, we may be unable to have the necessary materials for product testing, and later for potential sale in the market. Either event would harm our business.

For our drug trials, we need to produce sufficient amounts of product for testing. Our small manufacturing plant cannot manufacture enough of our product candidates for later stage clinical development or commercial supply. In addition, we do not have the capacity to produce more than one product candidate at a time. We depend on a few outside suppliers for manufacturing. If we experience interruptions in the manufacture of our products, our drug development and commercialization efforts will be delayed. If any of our outside manufacturers stops manufacturing our products or reduces the amount manufactured, or is otherwise unable to manufacture our required amounts at our required quality, we will need to find other alternatives. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert our own resources to manufacturing, which may not be sufficient to produce the necessary quantity or quality of product. As a result, our ability to conduct testing and drug trials and our plans for commercialization would be materially adversely affected. Submission of products and new development programs for regulatory approval, as well as our plans for commercialization, would be delayed. Our competitive position and our prospects for achieving profitability would be materially and adversely affected.

Manufacture of drug products, including the need to develop and utilize manufacturing processes that consistently produce our drug products to their required quality specifications, is highly regulated by the FDA and other domestic and foreign authorities. We cannot assure you that we or our third-party collaborators will successfully comply with all of those regulations, which failure would have a materially adverse effect on our business.

Manufacture of our drug products is highly technical and only a few third-parties have the ability and capacity to manufacture our drug products for our development and commercialization needs. We can not assure you that these potential third-party collaborators will agree to manufacture our products on our behalf on commercially reasonable terms, if at all. If we do achieve agreement from one or more third parties to manufacture our drug products, we can not assure you that they will be able or willing to honor the terms of the agreements, including any obligations to manufacture the drug products in accordance with regulatory requirements and to our quality specifications and volume requirements. Due to the highly technical requirements of manufacturing our drug products, our third-party collaborators and we may be unable to manufacture our drug products despite their and our efforts. Inability to contract with third-party manufacturers on commercially reasonable terms, or failure or delay by our third-party manufacturers, if any, in manufacturing our drug products in the volumes and quality required, would have a material adverse effect on our business.

We have no experience or capacity for manufacturing drug products in volumes that would be necessary to support commercial sales. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance would be adversely affected.

Currently, we are relying on P&G to retain appropriate commercial-scale manufacturing for pexelizumab through one or more third-party manufacturers. P&G has contracted with Chiron Corporation for the large commercial-scale manufacture of pexelizumab. The failure of P&G to obtain and maintain appropriate commercial-scale manufacturing for pexelizumab in accordance with all regulatory requirements on a timely basis, or at all, may prevent or impede the commercialization of pexelizumab. We have executed a large-scale product supply agreement with Lonza Biologics, plc for the long-term manufacture of eculizumab. The failure of Lonza to manufacture appropriate supplies of eculizumab in accordance with all regulatory requirements on a timely basis, or at all, may prevent or impede the commercialization of eculizumab.

Due to the nature of the current market for third-party commercial manufacturing arrangements, many arrangements require substantial penalty payments by the customer for failure to use the manufacturing capacity contracted for. We could owe substantial penalty payments to Lonza if we were not to use the manufacturing capacity we contracted for, and we could be required to share on an equal basis with P&G substantial penalty payments owed by P&G for its failure to utilize the manufacturing capacity it contracted for with third-party manufacturers for the supply of pexelizumab. The payment of a substantial penalty would harm our financial condition.

If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products.

We have no sales or distribution personnel or capabilities. We have only recently established core pre-commercial marketing capabilities. If we are unable to continue developing those capabilities, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our future drug products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements with third-party providers on acceptable terms, if at all. Currently, we are relying on P&G for sales, marketing and distribution of pexelizumab. P&G, or any future third-party collaborators, may not succeed at selling, marketing or distributing any of our future drug products.

If we are unable to obtain reimbursement for our future products from government health administration authorities, private health insurers and other organizations, our products may be too costly for regular use and our ability to generate revenues would be harmed.

Our products, if commercialized, may be significantly more expensive than traditional drug treatments. Our future revenues and profitability will be adversely affected if we cannot depend on governmental and private third-party payors to defray the cost of our products to the consumer. If these entities refuse to provide reimbursement with respect to our products or determine to provide an insufficient level of reimbursement, our products may be too costly for general use. Our profitability may be adversely impacted if we offer our products at a reduced price. Any limitation on the use of our products or any decrease in the price of our products without a corresponding decrease in expenses will have a material adverse effect on our ability to achieve profitability.

If our competitors get to the marketplace before we do with better or cheaper drugs, our drugs may not be profitable to sell or to continue to develop.

Each of Abbott Laboratories Inc., Adprotech Ltd., Avant Immunotherapeutics, Inc., Baxter International, Inc., Millennium Pharmaceuticals, Inc., Neurogen Corporation, Tanox, Inc., and XOMA, Ltd. have publicly announced their intentions to develop drugs which target the inflammatory effects of complement in the immune system. We are also aware that GlaxoSmithKline, plc, Merck & Co., Inc., and Pfizer, Inc. are also attempting to develop complement inhibitor therapies. Each of Cambridge Antibody Technology Group, plc, MorphoSys AG and Dyax Corporation has publicly announced intentions to develop therapeutic human antibodies from libraries of human antibody genes. Additionally, each of Abgenix, Inc. and Medarex, Inc. has publicly announced intentions to develop therapeutic human antibodies from mice that have been bred to include some human antibody genes. These and other pharmaceutical companies, many of which have significantly greater resources than we, may develop, manufacture and market better or cheaper drugs than our product candidates. They may establish themselves in the marketplace before we are able even to finish our clinical trials. Other pharmaceutical companies also compete with us to attract academic research institutions as drug development partners, including for licensing these institutions’ proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will be precluded from pursuing those unique opportunities and may not be able to find equivalent opportunities elsewhere.

If we fail to recruit and retain personnel, our research and product development programs may be delayed.

We are highly dependent upon the efforts of our senior management and scientific personnel, particularly Dr. Leonard Bell, M.D., our Chief Executive Officer and a member of our Board of Directors, David W. Keiser, our President, Chief Operating Officer and a member of our Board of Directors, and Stephen P. Squinto, Ph.D., our Executive Vice President and Head of Research. There is intense competition in the biotechnology industry for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. We have a key man life insurance policy for Dr. Bell and employment agreements with Dr. Bell, Mr. Keiser and Dr. Squinto. None of our key personnel is nearing retirement age or to our knowledge, planning to retire. To our knowledge, there is no tension between any of our key personnel and the Board of Directors. If we lose the services of our management and scientific personnel and fail to recruit other scientific and technical personnel, our research and product development programs will be materially and adversely affected.

In particular, we highly value the services of Dr. Bell, our Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

The sale of a large number of shares in the market may depress the market price of our stock.

Sale or issuance of a substantial number of shares of our common stock could cause the market price of our common stock to decline. As of March 15, 2005, there were 28,054,540 shares of common outstanding and 4,973,851 shares of common stock issuable upon exercise of options granted by us. We may issue up to 4,768,710 shares of common stock, subject to adjustment for specified events, upon conversion of our 1.375% convertible senior notes due 2012 that are being offered by the selling securityholders under this prospectus.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited by changes in ownership of Alexion.

As of July 31, 2004, we had approximately $320 million of net operating loss carryforwards, or NOLs, available to reduce taxable income in future years. We believe that some of these NOLs are currently subject to an annual limitation under section 382 of the Internal Revenue Code of 1986, as amended.

Our ability to utilize our NOLs may be further limited if we undergo or are deemed to have undergone an ownership change, as defined in section 382, as a result of changes in the ownership of our outstanding stock. We would undergo an ownership change if, among other things, the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of our stock, or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of our stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. The limitation imposed by section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Any unused limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change. Our use of NOLs arising after the date of an ownership change would not be affected.

We do not believe that we experienced a change in ownership within the meaning of section 382 as a result of the offering of our common stock on July 30, 2004. However, such a determination is complex and there can be no assurance that the Internal Revenue Service could not successfully challenge our conclusion. Moreover, we have not undertaken a review of the aggregate change in percentage ownership during the current testing period. Thus, we have not determined whether a change in ownership within the meaning of section 382 has occurred subsequent to the offering of our common stock on July 30, 2004, including as a result of the issuance of our 1.375% convertible senior notes due 2012. Even if the offerings of the 1.375% convertible senior notes due 2012 and/or common stock did not cause an ownership change to occur immediately, the issuance, directly or indirectly, of a relatively large number of shares in these offerings may mean that we may not be able to engage in transactions involving the issuance or deemed issuance of stock within the subsequent three-year period without triggering an ownership change within the meaning of section 382. In addition, there are circumstances beyond our control, such as the conversion of the 1.375% convertible senior notes due 2012 or market purchases of our stock by investors who are existing 5% shareholders, or become 5% shareholders as a result of such purchase, which could result in an ownership change with respect to our stock. Thus, there can be no assurance that the issuance of the 1.375% convertible senior notes due 2012, our future actions, and/or future actions by our stockholders or noteholders will not result in the occurrence of an ownership change, which may limit our use of the NOLs and negatively affect our cash flows.

Risks Related To The Notes

The notes are unsecured, and future indebtedness could rank senior to the notes.

The notes are unsecured and rank equal in right of payment with our future unsecured senior indebtedness. The notes are effectively subordinated to any secured debt to the extent of the value of the assets that secure the indebtedness. The notes are also “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our existing and future subsidiaries to the extent of the assets of those subsidiaries. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are not protected by restrictive covenants, including financial covenants.

The indenture governing the notes does not prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, or from pledging assets to secure such indebtedness and liabilities. The incurrence of additional indebtedness and the granting of a security interest to secure the indebtedness could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we may incur additional indebtedness in the future.

In addition, the indenture does not restrict us or any of our subsidiaries from paying dividends or issuing or repurchasing securities. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

We may be unable to repay or repurchase the notes.

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. Upon a designated event, as defined in the indenture, you may require us to repurchase all or a portion of your notes. We may not have enough funds or be able to arrange for additional financing to pay the principal at maturity or to repurchase the notes on a designated event. Future credit agreements or other agreements relating to our indebtedness may restrict the designated event repurchase of the notes and provide that a designated event constitutes an event of default. If the maturity date or a designated event occurs at a time when we are prohibited from repaying or repurchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain the necessary consents or cannot refinance the debt on favorable terms, if at all, we will be unable to repay or repurchase the notes. Our failure to repay the notes at maturity or repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The trading prices for the notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

There may not be an active or liquid market for the notes.

Although the notes issued in the private placement are eligible for trading in the PORTAL MarketSM, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL MarketSM. If an active market for the notes fails to develop or is not sustained, the trading price of the notes could decline significantly. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruption may not adversely affect the prices at which you may sell your notes.

There may not be an active, liquid market for our common stock.

There is no guarantee that an active trading market for our common stock will be maintained on the Nasdaq Stock Market’s National Market. Investors may not be able to sell their shares quickly or at the latest market price if trading in our stock is not active.

The make whole payment payable on notes converted in connection with, or tendered for repurchase upon, a designated event that is also a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.

If a designated event that is also a fundamental change occurs on or prior to February 1, 2012, we will pay a make whole payment on notes converted in connection with, or tendered for repurchase upon, such designated event that is also a fundamental change. The amount of the make whole payment will be determined based on the date on which the designated event that is also a fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the designated event that is also a fundamental change as described below under “Description of the Notes—Determination of the Make Whole Payment.” While the make whole payment is designed to compensate you for the lost option time value of your notes as a result of such fundamental change, the amount of the make whole payment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if a designated event that is also a fundamental change occurs after maturity of the notes, or if the price paid per share of our common stock in the transaction constituting the fundamental change is less than $23.30 or greater than $125.00, no make whole payment will be paid. Furthermore, our obligation to pay the make whole payment could be considered a penalty, in which case the enforceability of such obligation would be subject to general principles of reasonableness or economic remedies.

The price at which our common stock may be purchased on the Nasdaq National Market is currently lower than the conversion price of the notes and may remain lower in the future.

Prior to electing to convert the notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on the Nasdaq National Market under the symbol “ALXN.” On May 23, 2005, the last reported sale price of our common stock was $22.70 per share. The initial conversion price of the notes is approximately $31.46 per share. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

The notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, reduces their rating in the future or indicates that it will have their ratings on the notes under surveillance or review with possible negative implications, the market price of the notes and our common stock could be harmed. In addition, a ratings downgrade could adversely affect our ability to access capital.

Our stock price has been highly volatile, and an investment in our stock could suffer a decline in value, adversely affecting the value of the notes or the shares into which those notes may be converted.

Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of our notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. The trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	comments or opinions by securities analysts or major stockholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by us of results of, and developments in, our drug development efforts, including results of, and developments in, our clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	sales of our common stock;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

The conversion rate of the notes may not be adjusted for some dilutive events.

The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash, that may adversely affect the trading price of the notes or the common shares. We cannot assure you that an event that adversely affects the value of the notes or our common stock, but does not result in an adjustment to the conversion rate, will not occur.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock, the value of the notes and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales are likely to occur, could affect prevailing trading prices of our common stock and the value of the notes. As of March 15, 2005 we had:

•	28,054,540 shares of common stock outstanding;

•	4,973,851 shares of common stock reserved for issuance upon exercise of options outstanding under our stock option plans with a weighted average exercise price of $23.14 per share as of March 15, 2005;

•	in addition to the shares reserved for issuance upon the exercise of options referred to in the preceding bullet point, 2,439,719 shares reserved for future issuance under our stock option plans as of March 15, 2005.

Because the notes are convertible into common stock only at a fixed conversion price (subject to adjustment), a decline in our common stock price may cause the value of the notes to decline.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for some events arising from stock splits and combinations, stock dividends, some cash dividends and some other actions by us that modify our capital structure. See “Description of the Notes—Conversion of Notes.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. See generally “Certain U.S. Federal Income Tax Considerations.”

If a fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the fundamental change. The receipt of additional shares in connection with such increase may be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain U.S. Federal Income Tax Considerations—Constructive Dividends on the Notes.”

Our stockholder rights plan and anti-takeover provisions in our charter documents may make an acquisition of us, which may benefit our stockholders, more difficult.

Our stockholder rights plan and provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us. These documents include provisions that:

•	allow our stockholders the right to acquire common stock from us at discounted prices in the event a person acquires 20% or more of our common stock or announces an intent to make a tender offer or exchange offer for this purpose without our board of directors’ prior consent;

•	authorize the issuance of “blank check” preferred stock by our board of directors without stockholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	limit who may call a special meeting of stockholders; and

•	specify that the authorized number of directors may be changed only by resolution of the board of directors.

In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our board of directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of the stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	Fiscal Year Ended July 31,					Six Months Ended January 31,
	2004	2003	2002	2001	2000	2005	2004
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $20.2 million in 2000, $47.9 million in 2001, $57.2 million in 2002, $85.5 million in 2003, and $74.8 million in 2004. Earnings were insufficient to cover fixed charges by $38.9 million for the first six months of fiscal 2004 and by $43.8 million for the first six months of fiscal 2005.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the notes and common shares sold under this prospectus. We will not receive any proceeds from the sale of these securities.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of January 25, 2005, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of some terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines the rights of a holder of notes.

General

The notes are general, unsecured obligations of Alexion and rank junior to our secured debt, to the extent of any assets securing such indebtedness, on a parity with our future unsubordinated, unsecured debt and prior to all subordinated debt. The notes are structurally subordinated to all liabilities of our subsidiaries to the extent of the assets of those subsidiaries. The notes are convertible into common stock as described under “—Conversion of Notes.”

The notes are limited to $150,000,000 aggregate principal. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes mature on February 1, 2012 unless earlier converted or redeemed.

The notes have been signed in our name by the manual or facsimile signature of our Chairman of the Board, Chief Executive Officer, President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”) and attested by the manual or facsimile signature of our Secretary or any of our Assistant Secretaries or our Treasurer or any of our Assistant Treasurers (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise). Only such notes as shall bear thereon a certificate of authentication substantially in the form set forth on the form of note attached to the indenture, manually executed by the trustee (or an authenticating agent appointed by the Trustee as provided by the indenture), will be entitled to the benefits of the indenture or be valid or obligatory for any purpose. As of the date hereof, $150,000,000 principal amount of notes had been delivered to the trustee for authentication and are outstanding.

We may, without the consent of the holders, “reopen” the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered by the selling securityholders under this prospectus in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the outstanding notes for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder.”

The notes bear interest at a rate of 1.375% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from January 25, 2005 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on February 1 and August 1 of each year, beginning August 1, 2005, to record holders at the close of business on the preceding January 15 and July 15, as the case may be, except interest payable upon redemption upon a designated event will be paid to the person to whom principal is payable. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be.

We maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will only be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 31.7914 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $31.46 per share. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

If you have submitted your notes for redemption upon a designated event, you may convert your notes only if you withdraw your redemption notice. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock some rights or warrants to purchase our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (a) the numerator of which shall be the Current Market Price of a share of our common stock on the record date, and (b) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current Market Price’” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5) we make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6) someone, other than us or one of our subsidiaries, makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock and the rights have not separated from our common stock, you will receive, in addition to the common stock, the rights under the rights plan. If prior to any conversion, the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in some situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in some other situations requiring a conversion rate adjustment. See “Certain U.S. Federal Income Tax Considerations—Constructive Dividends on the Notes.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note (after giving effect to any increase in the conversion rate and the make whole adjustment described below) exceed 42.9100 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain U.S. Federal Income Tax Considerations—Constructive Dividends on the Notes.” We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of any such increase in the conversion rate.

We will not make any adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate in effect at such time. We will carry forward any adjustments that are less than 1% of the conversion rate, provided that we will make any carried forward adjustments (a) on each anniversary of the first date of issue of the notes, (b) five business days prior to the maturity of the notes, whether at stated maturity or otherwise, and (c) prior to the redemption date in connection with a designated event. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change

If you elect to convert your notes upon the occurrence of a designated event that is also a fundamental change that occurs prior to the maturity date of the notes, subject to our rights described below under “Public Acquirer Change of Control,” in some circumstances, you will be entitled to receive, in addition to a number of shares of common stock equal to the applicable conversion rate, an additional number of shares of common stock, which we refer to as the additional shares, as described below.

The number of additional shares will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the effective date, and the average of the reported last sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date, which we refer to as the stock price.

The stock prices set forth in the first row of the table below will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “Conversion of Notes.”

The following table sets forth the number of additional shares per $1,000 principal amount of notes:

	Stock Price
Effective Date.	23.30	24.00	25.00	26.00	27.50	30.00	32.50	35.00	40.00	45.00	50.00	60.00	75.00	100.00	125.00
January 25, 2005	11.1	10.6	9.9	9.3	8.4	7.2	6.3	5.5	4.3	3.5	2.8	2.0	1.2	0.6	0.4
February 1, 2006	11.1	10.6	9.9	9.2	8.3	7.1	6.1	5.3	4.1	3.3	2.6	1.8	1.1	0.6	0.3
February 1, 2007	11.1	10.6	9.9	9.2	8.3	7.0	6.0	5.2	3.9	3.1	2.4	1.6	1.0	0.5	0.3
February 1, 2008	11.1	10.7	9.8	9.1	8.1	6.8	5.7	4.9	3.6	2.8	2.2	1.4	0.8	0.4	0.2
February 1, 2009	11.1	10.6	9.7	8.9	7.9	6.5	5.4	4.5	3.2	2.4	1.8	1.1	0.6	0.3	0.1
February 1, 2010	11.1	10.5	9.5	8.6	7.5	6.0	4.8	3.9	2.6	1.8	1.3	0.7	0.4	0.1	0.1
February 1, 2011	11.1	10.0	8.9	7.9	6.6	4.9	3.7	2.8	1.6	1.0	0.6	0.3	0.1	0.1	0.0
February 1, 2012	11.1	9.9	8.2	6.7	4.6	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The exact stock price and effective date may not be set forth on the table, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $125.00 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

•	If the stock price is less than $23.30 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note (after giving effect to the make whole adjustment described above and any increase in the conversion rate) exceed 42.9100 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “Conversion of Notes.”

The receipt of the make whole payment may be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain U.S. Federal Income Tax Considerations—Constructive Dividends on the Notes.”

Optional Redemption by Alexion

We do not have the right to redeem the notes at our option in whole or in part prior to maturity.

Redemption at Option of the Holder

If a designated event occurs at any time prior to the maturity of the notes, you will have the right to require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the designated event. The notes will be redeemable in multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the redemption date.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your redemption notice. We will promptly pay the redemption price for notes surrendered for redemption following the later of the redemption date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the redemption price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the redemption price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, that remains subject to the redemption notice.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the notes are then convertible, is neither listed for trading on a U.S. national securities exchange nor approved for trading on the NASDAQ National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

These designated event redemption rights could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under some circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Public Acquirer Change of Control

In the case of a public acquirer change of control, as defined below, we may, in lieu of adjusting the conversion rate as described above under “—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into shares of public acquirer common stock, as defined below. In the event we make such election, the conversion rate will be adjusted by multiplying the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (1) in the case of a merger, consolidation or mandatory share exchange pursuant to which our common stock is converted into cash, securities or other property, the value of all cash and any other consideration, as determined by our board of directors, paid or payable per share of common stock or (2) in the case of any other public acquirer change of control, the average of the reported last sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the reported last sale prices of the public acquirer common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

Within 10 trading days prior to but excluding the expected effective date of a fundamental change that is also a public acquirer change of control, as defined below, we will provide to all holders of the notes and the trustee and paying agent a notification stating whether we will:

•	elect to adjust the conversion rate and related conversion obligation, in which case the holders will have the right to require us to redeem their notes as described above under “—Redemption at Option of Holder” but will not have the right to the conversion rate adjustment described above under “—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change,” or

•	not elect to adjust the conversion rate and related conversion obligation, in which case the holders will have the right to require us to redeem their notes as described above under “—Redemption at Option of Holder” and the right, if applicable, to the conversion rate adjustment described above under “—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change.”

A “public acquirer change of control” means any event constituting a fundamental change that would give holders the right to cause us to redeem the notes as described above under “—Redemption at Option of the Holder” if the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the NASDAQ National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change, which we refer to as “public acquirer common stock.” If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority-owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement and the acquirer has designated such common stock to serve as the public acquirer common stock in the transaction. In such case, all references to public acquirer common stock shall refer to such class of common stock. “Majority owned” for these purposes means having “beneficial ownership,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Merger and Sale of Assets by Alexion

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the successor person, if other than us, assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to some exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the notes;

•	we fail to pay any interest, including liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	we fail to deliver shares of our common stock upon conversion of the notes within the time period required by the indenture, and such failure continues for a period of 5 days;

•	some events involving our bankruptcy, insolvency or reorganization; or

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice as provided in the indenture.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of some events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet some other conditions, with some exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

We will deliver to the trustee, within one hundred twenty (120) days after the end of each fiscal year beginning with fiscal year ending July 31, 2005, a certificate stating whether or not to the best knowledge of the signer thereof we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture and if we are in default, specifying all such defaults and the nature and the status thereof of which the signer may have knowledge.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend some provisions of the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of such note;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on such note;

•	reduce the principal amount or premium of such note;

•	reduce any amount payable upon redemption of such note;

•	after the occurrence of a designated event, adversely change our obligation to redeem such note upon a designated event;

•	impair the right of a holder to institute suit for payment on such note;

•	change the currency in which such note is payable;

•	impair the right of a holder to convert such note or reduce the number of shares or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	subject to specified exceptions, modify some of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

In addition, a modification or amendment that would, prior to the occurrence of a designated event, adversely change our obligation to repurchase any note upon a designated event requires the consent of two-thirds of the holders of the outstanding notes.

We are permitted to modify some provisions of the indenture without the consent of the holders of the notes.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee (not earlier than when such notes have become due and payable) cash sufficient to pay all of the outstanding notes and paying all other sums payable by us under the indenture.

Form, Denomination and Registration

The notes are issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we were required to file the registration statement of which this prospectus is a part with the SEC covering resale of the registrable securities by April 25, 2005. We are required to use our reasonable best efforts to cause the registration statement to become effective by July 24, 2005.

When we use the term “registrable securities” herein, we are referring to the notes and the common stock issuable upon conversion of the notes. With respect to any registrable securities, we will use our reasonable best efforts to keep the registration statement effective until the earliest of:

•	the resale of the registrable securities in accordance with the registration statement or Rule 144 under the Securities Act;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act applicable to our non-affiliates; and

•	the registrable securities cease to be outstanding.

We may suspend the use of the prospectus included in the registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

•	45 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus included in the registration statement for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on the interest payment dates for the notes in the event the registration statement is not timely made effective as described above or the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Those additional amounts will accrue until such failure to file or to become effective or such unavailability is cured:

•	in respect of any notes at a rate per year equal to 0.25% of the outstanding principal amount thereof for the first 90 days after the occurrence of the event and 0.50% of the outstanding principal amount thereof after the first 90 days; and

•	in respect of shares of common stock into which the notes have been converted at a rate per year equal to 0.25% of the then-applicable conversion price for the first 90 days after the occurrence of the event and 0.50% of the then-applicable conversion price after the first 90 days.

A holder who elects to sell registrable securities pursuant to the registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement, we will:

•	pay all expenses of the registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the registration statement permits resales of registrable securities by selling security holders though brokers and dealers.

We will give notice to all holders of effectiveness of the registration statement by issuing a press release to PR Newswire.

Rule 144A Information Request

We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our certificate of incorporation authorizes us to issue 145,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of March 15, 2005, 28,054,540 shares of our common stock were outstanding and no shares of preferred stock were outstanding. To date, our board of directors has designated 120,000 of the 5,000,000 authorized shares of preferred stock as Junior Participating Cumulative Preferred Stock, which series is described in greater detail below under “—Preferred Stock—Stockholder Rights Plan.”

The following summary describes the material terms of our capital stock and stockholder rights plan. The description of capital stock and stockholder rights plan is qualified by reference to our certificate of incorporation, as amended, our bylaws, as amended, the certificate of designation for our junior participating cumulative preferred stock, and our stockholder rights agreement, as amended, which are incorporated into this prospectus by reference to the SEC filings to which they are exhibits.

Common Stock

Voting. Common stockholders are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. There is no cumulative voting.

Dividends and Other Distributions. Holders of our common stock are entitled to share in an equal amount per share any dividends declared by our board of directors on the common stock and paid out of legally available assets.

Distribution on Dissolution. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. To date, our board of directors has designated 120,000 of the 5,000,000 authorized shares of preferred stock as junior participating cumulative preferred stock, which series is described in greater detail below under “Description of Capital Stock—Preferred Stock—Stockholder Rights Plan.”

The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of us.

When we issue shares of preferred stock, the shares will be fully paid and non assessable and will not have, or be subject to, any preemptive or similar rights.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Stockholder Rights Plan.

On February 14, 1997, our Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock. These rights were issued to the stockholders of record on March 6, 1997 and will expire on March 6, 2007, subject to earlier redemption. Under certain circumstances, each right entitles the registered holder to purchase from us one one-hundredth of a share of our junior participating cumulative preferred stock or, in certain circumstances, either our common stock or common stock of an acquiring company, at one-half the market price of our common stock or the acquiring company’s common stock, as the case may be. The rights are designed to make it more likely that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against the use of partial tender offers or other coercive tactics to gain control of us. The description and terms of the rights are set forth in a rights agreement between us and Continental Stock Transfer & Trust Company, as rights agent.

Exercise Price. When exercisable, except as set forth below, each right entitles the registered holder to purchase from us one one-hundredth of a share of junior participating cumulative preferred stock, at a price of $725.00 per one one-hundredth of a share, subject to adjustment in certain circumstances.

Transfer and Detachment. Until the distribution date, which is the earlier to occur of (i) the stock acquisition date, which is ten business days following the time of a public announcement or notice to us that certain persons or groups of affiliated or associated persons have acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock (also referred to as acquiring persons), or (ii) ten business days, or such later date as may be determined by our Board of Directors, after the date of the commencement or announcement by a person of an intention to make a tender offer or exchange offer for an amount of common stock which, together with the shares of such stock already owned by such person, constitutes 20% or more of the outstanding shares of our common stock, the rights will be evidenced, with respect to any of our common stock certificates outstanding as of March 6, 1997, by such common stock certificate with a copy of the summary of rights attached thereto. The rights agreement provides that, until the distribution date, the rights will be transferred with and only with our common stock.

Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after March 6, 1997, upon the transfer or issuance of new shares of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for the transfer of any of our common stock certificates outstanding as of March 6, 1997, even without a copy of the summary of rights attached thereto, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate.

As soon as practicable following the distribution date, separate rights certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date, and such separate right certificates alone will evidence the rights.

Exercisability. The rights are not exercisable until the distribution date. The rights will expire on March 6, 2007 unless earlier redeemed by us.

Right to Acquire Stock at Half Price. In the event that after the stock acquisition date, we are acquired in a merger or other business combination transaction or 50% or more of our assets, cash flow or earning power are sold or otherwise transferred, the rights agreement provides that proper provision shall be made so that each holder of a right, upon the exercise thereof at the then current exercise price of the right, shall be entitled to receive that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right. In the event that we are the surviving corporation of a merger and our common stock is changed or exchanged, proper provision shall be made so that each holder of a right will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the exercise price of the right.

In the event that a person or group becomes an acquiring person (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of our common stock at a price and on terms which are determined to be fair and in the best interests of us and our stockholders by a majority of the members of our Board of Directors), proper provision shall be made so that each holder of a right, other than the acquiring person, whose rights will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value (as defined in the rights agreement) of two times the exercise price of the right. A person or group will not be deemed to be an acquiring person if our Board of Directors determines that such person or group became an acquiring person inadvertently and such person or group promptly divests itself of a sufficient number of shares of common stock so that such person or group is no longer an acquiring person.

Adjustments. The purchase price payable and the number of shares of junior preferred stock or other securities or property issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the shares of junior preferred stock, (ii) upon the fixing of a record date for the issuance to holders of junior preferred stock of certain rights, options or warrants to subscribe for shares of junior preferred stock or convertible securities at less than the current market price of shares of junior preferred stock or (iii) upon the fixing of a record date for the making of a distribution to holders of shares of junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends not exceeding 125% of the last regular periodic cash dividend or dividends payable in shares of junior preferred stock) or of subscription rights or warrants (other than those referred to above). The number of rights and the number of shares of junior preferred stock issuable upon exercise of each right are also subject to adjustment in the case of a stock split, combination or stock dividend on the shares of our common stock prior to the distribution date.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market value of shares of common stock on the last trading date prior to the date of exercise.

Redemption or Exchange. At any time prior to ten business days after the stock acquisition date we, by resolution of our Board of Directors, may redeem the Rights in whole, but not in part, at a redemption price of $.01 per right. If such resolution is adopted following the stock acquisition date, it will be effective only with the concurrence of a majority of the members of our Board of Directors. Our Board of Directors may extend the time within which the rights may be redeemed at any time prior to the stock acquisition date. Immediately upon the action of our Board of Directors electing to redeem the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after a person becomes an acquiring person and prior to the acquisition by such person of 50% or more of our outstanding common stock, our Board of Directors may exchange the rights (other than rights beneficially owned by such person which have become void), in whole or in part, for our common stock at an exchange ratio of one share of common stock per right (subject to adjustment).

Preferred Stock. The shares of junior preferred stock purchasable upon exercise of the rights will be nonredeemable and junior to any other series of preferred stock we may issue (unless otherwise provided in the terms of such preferred stock or in our certificate of incorporation). Each share of Junior preferred stock will be entitled to receive, in the aggregate, a dividend in an amount equal to 100 times the dividend per share of common stock, or, if greater, $10.00 per year. In the event of liquidation, the holders of shares of junior preferred stock will be entitled to receive a minimum liquidation payment equal to the greater of $100.00 per share or an amount equal to 100 times the amount to be paid in liquidation per share of common stock. Each share of junior preferred stock will have 100 votes, voting together with the shares of common stock. In addition, if dividends on the junior preferred stock are in arrears for four consecutive quarterly payment periods, the holders of the shares of junior preferred stock will have the right, voting as a class, to elect two members to our Board of Directors. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of junior preferred stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. The rights of the shares of junior preferred stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by antidilution provisions.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Amendment. The rights and the rights agreement can be amended by our Board of Directors in any respect (including, without limitation, any extension of the period in which the rights may be redeemed) at any time prior to the stock acquisition date. From and after such time, without the approval of our stockholders or the holders of the rights, the Board of Directors may only supplement or amend the rights agreement in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the rights agreement which may be defective or inconsistent with any other provision in the rights agreement, (iii) to shorten or lengthen any time period under the rights agreement or (iv) to make any changes or supplements which we and the rights agent may deem necessary or desirable which shall not adversely affect the interests of the holders of right certificates (other than an acquiring person or an affiliate or associate thereof). We may, at any time prior to the stock acquisition date, amend the rights agreement to lower the threshold of common stock beneficial ownership at which a person will become an acquiring person to not less than the greater of (i) a percentage larger than the largest percentage of common stock then known by the us to be beneficially owned by a person and (ii) ten percent (10%).

Anti-Takeover Provisions

Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless before the date that the person became an “interested stockholder,” the board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder,” or after the date that the person became an “interested stockholder,” the business combination is approved by our board of directors and the vote of at least 662/3% of our outstanding voting stock that is not owned by the “interested stockholder.” Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

Bylaw and Certificate of Incorporation Provisions. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, the President, the Secretary, or a majority of the Board of Directors, or upon the written request of stockholders who together own of record 50% of the outstanding stock of all classes entitled to vote at such meeting. Our bylaws also specify that the authorized number of directors may be changed only by resolution of the board of directors. Our certificate does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. These provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

Listing on the Nasdaq National Market

Our common stock is listed on the Nasdaq National Market under the symbol “ALXN.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations related to the purchase, ownership and disposition by U.S. Holders of the notes and of the shares of common stock into which the notes may be converted. This discussion assumes that the notes and common stock received upon conversion of the notes cannot be integrated with any other financial instrument. This description does not provide a complete analysis of all potential tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested a ruling from the Internal Revenue Service (the “IRS”), with respect to any of the U.S. federal income tax considerations regarding this particular offering. As a result, the IRS could disagree with portions of this discussion.

This discussion is limited to holders who hold the notes and common stock into which the notes may be converted as capital assets and who acquire the notes from a selling securityholder as described under “Selling Securityholders” under an offering of such notes under this prospectus in the first sale of such notes by such selling securityholder after the notes are first registered with the SEC. This summary does not discuss all of the tax considerations that may be relevant to holders in light of their particular circumstances, including holders who sell short our common stock in negotiated transactions with us, or to holders that may be subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, holders subject to the alternative minimum tax, insurance companies, pension funds, tax exempt organizations, partnerships or pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the notes or our stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” certain former citizens or long-term residents of the United States, or U.S. Holders whose functional currency is not the U.S. dollar. This summary does not address any state, local or foreign tax considerations, or tax considerations under other federal tax laws (such as estate and gift tax laws).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a note or shares of common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the U.S. or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of a note or share of common stock (other than a partnership) that is not a U.S. Holder.

If a partnership or other flow-through entity is a beneficial owner of any notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership or an owner in the entity will generally depend on the status of the partner or other owner and upon the activities of the partnership or other entity. A holder of the notes or common stock into which the notes may be converted that is a partnership or flow-through entity, and partners in such partnership or owners of such flow-through entity, should consult their individual tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted.

We intend to treat the notes as debt for U.S. federal income tax purposes. This characterization is binding on U.S. Holders (but not the IRS) unless they explicitly disclose to the IRS on their tax returns for the year during which they acquire the notes that they are taking a contrary position. The following summary assumes that the notes will be treated as debt for U.S. federal income tax purposes.

You are urged to consult your own tax advisors about the application of the U.S. federal income tax laws in light of your particular situations, as well as any tax considerations under other U.S. federal tax laws and the laws of any state, local or foreign jurisdiction.

U.S. Holders

Payment of Interest

Interest on a note generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. If, however, the principal amount of the notes exceeds the issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Possible Effect of Liquidated Damages or the Make Whole Payment

We may be required to pay liquidated damages as a result of our failure to comply with certain of our obligations under the registration rights agreement. See “Description of the Notes—Registration Rights of the Noteholders.” Also, as described above in “Description of the Notes—Conversion of Notes—Make Whole Payment Upon Occurrence of a Designated Event that is also a Fundamental Change”, holders could be entitled to receive additional shares under some circumstances involving the conversion of notes upon the occurrence of a designated event that is a fundamental change, unless we elect to adjust the conversion rate and conversion obligation as described above in “Description of the Notes—Conversions of Notes—Public Acquirer Change of Control,” in which case holders will not have the right to the conversion rate adjustment of the make whole payment. Although the matter is not free from doubt, we intend to take the position that the payment of liquidated damages and the make whole payment are each a “remote” or “incidental” contingency and therefore we do not intend to treat the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). It is possible, however, that the IRS may take a different position, in which case the timing, character and amount of income or gain may be different. Our determination is binding on U.S. Holders of notes (but not the IRS), unless they explicitly disclose to the IRS on their tax returns for the year during which they acquire the notes that they are taking a different position.

Market Discount

A U.S. Holder that acquires a note, other than at original issue, at a price less than the note’s principal amount may be affected by the “market discount” rules of the Code. Subject to a de minimis exception, the market discount rules generally require a U.S. Holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount not previously included in income at the time of such payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the holder, on a constant yield basis. Such an election applies only to the note with respect to which it is made and may not be revoked.

A U.S. Holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues. If a U.S. Holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply, and the holder’s tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

A U.S. Holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the holder elects to include market discount in income on a current basis.

Upon the conversion of a note into our common stock, any accrued market discount on the note not included in income will be carried over to the common stock received upon conversion of the note, and any gain recognized upon the disposition of such common stock will be treated as ordinary income to the extent of such accrued market discount.

Amortizable Premium

The acquisition and sale of a note may be affected by the provisions of the Code relating to amortizable premium. If a U.S. Holder purchases a note at a premium, which is the excess of the tax basis in the note immediately after the purchase of such note over the sum of all amounts payable on the note after the purchase date (other than payments of “qualified stated interest”), the U.S. Holder may elect to amortize that premium with a corresponding decrease in the adjusted tax basis from the purchase date to the note’s maturity date under a constant yield method that reflects semiannual compounding based on the note’s payment period. Amortizable premium will not include any premium attributable to a note’s conversion feature (determined under any reasonable method). Amortized premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the total interest inclusions on the note in prior accrual periods exceed the total amount that the U.S. Holder treats as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If a U.S. Holder makes an election to amortize premium on a constant yield method, such election, once made, applies to all debt obligations that such U.S. Holder holds or subsequently acquires on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If the U.S. Holder does not make an election to amortize premium, the U.S. Holder must include all amounts of interest without reduction for such premium, and such premium, will (because it is reflected in adjusted tax basis) reduce the gain or increase the loss on the disposition of the note. U.S. Holders should consult their own advisors concerning the advisability of electing to amortize premium.

Constructive Dividends on the Notes

The conversion price of the notes is subject to adjustment under certain circumstances. Adjustments to the conversion price, including potentially a change resulting from the make whole payment, as described above in “Description of the Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change,” or an adjustment to the conversion rate and conversion obligation as described above in “Description of the Notes—Conversions of Notes—Public Acquirer Change of Control,” may increase a U.S. Holder’s proportionate share of our assets or earnings. In that case, those U.S. Holders will be treated as though they received a dividend in the form of our stock. Any such constructive dividend would be taxable to such U.S. Holder to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion ratio pursuant to a bonafide reasonable adjustment formula in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend. However, certain adjustments provided in the notes (including, without limitation, adjustments to the conversion price of the notes in connection with taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made, a U.S. Holder will be deemed to have received a distribution taxable as a dividend to the extent of our current or accumulated earnings and profits even though such U.S. Holder has not received any cash or property as a result of the adjustment. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could, in some circumstances, give rise to constructive dividend income to U.S. Holders of common stock. Generally, a U.S. Holder’s basis in a note will be increased by the amount of any constructive dividend. It is not clear whether a constructive dividend deemed paid to U.S. Holders of the notes would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. It is also unclear whether corporate U.S. Holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange or redemption of a note (other than a conversion into common stock), a U.S. Holder generally will recognize taxable gain or loss equal to the difference (if any) between the amount of cash and the fair market value of any property received on the sale, exchange or redemption and such U.S. Holder’s adjusted tax basis in such note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest, which will be taxable as such unless previously taken into account. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount the U.S. Holder paid for such note (increased by the amount, if any, previously included in income, and decreased by the amount of any amortized bond premium, if any). Subject to the discussion above concerning market discount, gain or loss recognized on the sale, exchange or redemption of a note will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. Individual U.S. Holders are generally subject to a maximum tax rate of 15% on long-term capital gains (increased to 20% for years after 2008). Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the Internal Revenue Service.

Conversion of the Notes

A U.S. Holder’s conversion of a note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s adjusted tax basis attributable to the fractional share), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxable as such unless previously taken into account.

A U.S. Holder’s tax basis in common stock received upon a conversion of a note will be the same as such U.S. Holder’s adjusted tax basis in the note at the time of conversion, reduced by any basis allocated to a fractional share and increased, for a cash method U.S. Holder, by the amount of income recognized with respect to accrued and unpaid interest. A U.S. Holder’s holding period for the common stock received upon a conversion of a note will include such U.S. Holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

Dividends on Common Stock

Generally, distributions by us with respect to our common stock (including constructive distributions) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against a U.S. Holder’s adjusted tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and a U.S. Holder’s adjusted tax basis in the common stock will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. For the tax years 2004 through 2008, U.S. Holders that are individuals are generally subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains; however, certain holding period requirements and other limitations may apply. Under current legislation, for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income. U.S. Holders that are corporations may be eligible for a dividend-received deduction in respect of a dividend distribution by us.

Sale or Other Taxable Disposition of Common Stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common stock equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or disposition, and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Subject to the discussion above concerning market discount, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year at the time of sale or disposition. Individual U.S. Holders are generally subject to a maximum tax rate of 15% on long-term capital gain (increased to 20% for years after 2008). Capital gain that is not long-term capital gain is taxed at ordinary income rates. A U.S. Holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the Internal Revenue Service.

Backup Withholding and Information Reporting

A U.S. Holder of notes or common stock may be subject to backup withholding (currently at a rate of 28%) with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the sale or other taxable disposition of notes or common stock and, under certain circumstances, principal payments on the notes. These backup withholding rules apply unless such U.S. Holder (a) is an entity that is exempt from withholding (including, among others, corporations and certain tax-exempt organizations) and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide us with its correct TIN may also be subject to penalties imposed by the IRS. Backup withholding does not represent an additional income tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S.

Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information or returns are timely furnished by such U.S. Holder to the IRS. We will report to the IRS and to U.S. Holders of notes and common stock the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

Taxation of Interest

In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to the 30% U.S. withholding tax discussed below, provided that the Non-U.S. Holder:

•	does not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	is not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	meets the certification requirements described below.

Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the Non-U.S. Holder meets the certification requirements described below.

To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is not a U.S. person and must provide such owner’s name and address, and U.S. taxpayer identification number, if any or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that the certificate referred to in (1) above has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is not a U.S. person and provides its name and address or a financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

If a Non-U.S. Holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business or, as applicable, attributable to a U.S. permanent establishment, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax discussed above. To claim this exemption from withholding, the Non-U.S. Holder must provide us with a properly executed IRS Form W-8ECI or successor form, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-U.S. Holders.

Conversion of the Notes

Neither gain nor loss will be recognized by Non-U.S. Holders on the exchange of notes into shares of our common stock upon conversion, except to the extent of cash received in lieu of a fractional share (which will be treated as described below under “- Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock”) and common stock attributable to accrued interest (which will be treated as described above under “-Taxation of Interest”).

Dividends

Distribution on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% (or such lower rate provided by an applicable treaty). In order to obtain a reduced rate of withholding on dividends, a Non-U.S. Holder will be required to provide an IRS Form W-BEN or successor form certifying its entitlement to benefits under a treaty. If the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, the dividend will not be subject to withholding tax, but will be subject to U.S. federal income tax on a net income basis in the same manner that applies to U.S. Holders generally, provided the Non-U.S. Holder provides a Form W-8ECI or successor form as discussed above. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable treaty).

A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Constructive Dividends

The conversion rate of the notes is subject to adjustment under certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. Please read “—U.S. Holders—Constructive Dividends on the Notes” above. In such case, the deemed distribution would be subject to the rules described above regarding withholding of U.S. federal income tax on dividends in respect of common stock. It is possible that any withholding tax on the constructive dividend would be withheld from any amount owed to you, including, but not limited to, interest, shares of your common stock or sales proceeds subsequently paid or credited to you. Non-U.S. Holders who are subject to withholding tax in this circumstance should consult their own tax advisor regarding a refund of all or a part of the withholding tax.

Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock

Except as set forth under “—Conversion of the Notes” above, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, repurchase or other disposition of a note or the sale or exchange of common stock unless:

(1) the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder;

(2) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met; or

(3) we are characterized as a United States real property holding corporation and the Non-U.S. Holder does not qualify for certain exemptions.

If a Non-U.S. Holder falls under clause (1) above, such Non-U.S. Holder generally will be taxed on the net gain derived from the sale in the same manner as a U.S. Holder. If a Non-U.S. Holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. Holder and, in addition, may be subject to branch profits tax on its effectively connected earnings and profits (subject to certain adjustments) at a 30% rate (or such lower rate provided by an applicable treaty). If an individual Non-U.S. Holder falls under clause (2) above, such Non-U.S. Holder generally will be subject to a 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of notes or common stock are urged to consult their tax advisors as to the tax consequences of such disposition. We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement satisfying the certification requirements described above under “-Taxation of Interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING U.S. FEDERAL, STATE, LOCAL AND NON U.S. INCOME AND OTHER TAX CONSEQUENCE OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES AND COMMON STOCK.

SELLING SECURITYHOLDERS

We engaged Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., SG Cowen & Co., LLC and J.P. Morgan Securities Inc. as the initial purchasers for the original offering of the notes in a private placement. We sold the notes to persons we reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act.

The following table sets forth information with respect to the selling securityholders and the respective principal amounts of notes and common shares beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information that has been provided to us by or on behalf of the selling securityholders. Unless otherwise indicated herein, none of the selling securityholders currently listed in the following table has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may from time to time use this prospectus to offer all or some portion of the notes or the common shares offered hereby, we cannot provide an estimate as to the amount or percentage of any such type of security that will be held by any selling securityholder upon termination of any particular offering or sale under this prospectus. In addition, the selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of any such securities since the date on which they provided us information regarding their holdings, in transactions exempt from the registration requirements of the Securities Act.

For the purposes of the following table, the number of our common shares beneficially owned has been determined in accordance with Rule 13d-3 of the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling securityholder has sole or shared voting power or investment power and also any shares which that selling securityholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrants or other rights.

	Principal Amount of Notes(1)		Number of Common Shares (1)(2)
Selling Securityholder (1)	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned Prior to the Offering (3)	Percentage of Common Shares Outstanding (4)	Offered Hereby	Beneficially Owned After Completion of the Offering
Alexandra Global Master Fund, Ltd (5)	8,500,000	5.7%	270,226	*	270,226	0
Aloha Airlines Non-Pilots Pension Trust (6)	50,000	*	1,589	*	1,589	0
Aloha Pilots Retirement Trust (6)	35,000	*	1,112	*	1,112	0
Arkansas PERS (6)	970,000	*	30,837	*	30,837	0
Attorney’s Title Insurance Fund (6)	90,000	*	2,861	*	2,861	0
AstraZeneca Holdings Pension (6)	320,000	*	10,173	*	10,173	0
BNP Parisbas Arbitrage (7)	500,000	*	15,895	*	15,895	0
Boilermakers Blacksmith Pension Trust (6)	1,205,000	*	38,308	*	38,308	0
BP Amoco PLC Master Trust (8)	86,000	*	2,734	*	2,734	0
C&H Sugar Company Inc. (6)	65,000	*	2,066	*	2,066	0
CNH CA Master Account, L.P. (9)	1,250,000	*	39,739	*	39,739	0
Delaware PERS (6)	555,000	*	17,644	*	17,644	0
DKR Saturn Event Driven Holding Fund Ltd. (10)	15,375,000	10.3%	488,792	1.7%	488,792	0
DKR Saturn Multi-Strategy Holding Fund Ltd. (11)	15,375,000	10.3%	488,792	1.7%	488,792	0
DKR SoundShore Strategic Holding Fund Ltd. (12)	2,000,000	1.3%	63,582	*	63,582	0
Fleet Maritime, Inc. (13)	214,000	*	6,803	*	6,803	0
Fore Convertible Master Fund, Ltd (14)	6,000,000	4.0%	190,748	*	190,748	0
Fore ERISA Fund, Ltd (14)	3,000,000	2.0%	95,374	*	95,374	0

Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd. (15)	2,500,000	1.6%	79,478	*	79,478	0
Goldman Sachs & Co. Profit Sharing Master Fund (16)	141,000	*	4,482	*	4,482	0
Grace Convertible Arbitrage Fund, LTD (17)	5,250,000	3.5%	166,904	*	166,904	0
Guggenheim Portfolio Company VIII (Cayman), Ltd. (18)	3,000,000	2.0%	95,374	*	95,374	0
Guggenheim Portfolio Co. XV, LLC (19)	1,000,000	*	31,791	*	31,791	0
Hallmark Convertible Securities Fund (6)	60,000	*	1,907	*	1,907	0
Hawaiian Airlines Employees Pension Plan-IAM (6)	20,000	*	635	*	635	0
Hawaiian Airlines Pilots Retirement Plan (6)	55,000	*	1,748	*	1,748	0
Highbridge International LLC (20)	8,000,000	5.3%	254,331	*	254,331	0
Hotel Union & Hotel Industry of Hawaii Pension Plan (8)	18,000	*	572	*	572	0
ICI American Holdings Trust (6)	215,000	*	6,835	*	6,835	0
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Mgt. (8)	142,000	*	4,514	*	4,514	0
JMG Capital Partners, L.P. (21)	250,000	*	7,947	*	7,947	0
JMG Triton Offshore, Ltd. (22)	250,000	*	7,947	*	7,947	0
KBC Financial Products USA Inc. (23)	250,000	*	7,947	*	7,947	0
Man Mac I Limited (24)	4,000,000	2.7%	127,165	*	127,165	0
Nuveen Preferred & Convertible Fund JQC (6)	4,580,000	3.1%	145,604	*	145,604	0
Nuveen Preferred & Convertible Income Fund JPC (6)	3,390,000	2.3%	107,772	*	107,772	0
OCLC Online Computer Library Center Inc (6)	30,000	*	953	*	953	0

OZ Master Fund, Ltd. (13)	9,456,000	6.3%	300,619		6.3%	300,619	0
Prudential Insurance Co of America (25)	55,000	*	1,748		*	1,748	0
Polaris Vega Fund L.P. (26)	125,000	*	3,973		*	3,973	0
Ramius Master Fund, LTD (27)	2,750,000	1.8%	87,426		*	87,426	0
RCG Latitude Master Fund, LTD (27)	2,750,000	1.8%	87,426		*	87,426	0
RCG Multi Strategy Master Fund LTD (27)	1,000,000	*	31,791		*	31,791	0
S.A.C. Arbitrage Fund, LLC (28)	13,000,000	8.7%	600,486	(29)	2.1%	413,288	187,198
Southern Farm Bureau Life Insurance (6)	475,000	*	15,100		*	15,100	0
State of Oregon/Equity (6)	2,725,000	1.8%	86,631		*	86,631	0
State of Oregon/SAIF Corporation (6)	1,270,000	*	40,375		*	40,375	0
Sphinx Convertible Arb Fund SPC c/o SSI Investment Management (8)	91,000	*	2,893		*	2,893	0
SSI Hedged Convertible Market Neutral L.P. (8)	60,000	*	1,907		*	1,907	0
Sunrise Partners Limited Partnership (30)	125,000	*	3,973		*	3,973	0
Syngenta AG (6)	125,000	*	3,973		*	3,973	0
The City of Southfield Fire & Police Retirement System (8)	3,000	*	95		*	95	0
The Consulting Group Capital Markets Fund c/o SSI Investment Mgt. (8)	22,000	*	699		*	699	0
The Estate of James Campbell CH (8)	8,000	*	254		*	254	0
The Estate of James Campbell EST2 (8)	68,000	*	2,161		*	2,161	0
Topanga XI, Inc. (13)	189,000	*	6,008		*	6,008	0
Viacom Inc. Pension Plan Master Trust (8)	2,000	*	63		*	63	0
Vicis Capital Master Fund (31)	2,500,000	1.6%	79,478		1.6%	79,478	0
Xavex Convertible Arbitrage 5 Fund (19)	1,000,000	*	31,791		*	31,791	0
Any other selling securityholder of notes or future transferee from any such holder (32)(33)	23,460,000	15.6%	745,826		15.6%	745,826	0
Total	150,000,000	100%	4,955,908		100%	4,768,710	0

*	Less than 1%
(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary. The amounts of notes and the number of our common shares indicated may be in excess of the total amount registered under the registration statement of which this prospectus forms a part, due to sales or transfers by selling securityholders of such notes or shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided us information regarding their holdings of notes and such common shares.
(2)	For purposes of presenting the number of our common shares beneficially owned by holders of the notes, we assume a conversion rate of 31.7914 shares per $1,000 principal amount of notes, and a cash payment in lieu of the issuance of any fractional share interest. However, the conversion price is subject to adjustment, as described under “Description of the Notes—Conversion Rights.” As a result, the number of common shares issuable upon conversion of the notes, and as a consequence, the number of shares beneficially owned by the holders of notes, may increase or decrease in the future.
(3)	Unless otherwise noted, represents shares of common stock issuable upon conversion of the notes.
(4)	Percentages based on the number of shares of common stock outstanding as of March 15, 2005.
(5)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund, Ltd. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of Common Stock stated as beneficially owned by Alexandra Global Master Fund, Ltd. Alexandra disclaims beneficial ownership of such shares of Common Stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of Common Stock stated as beneficially owned by Alexandra Global Master Fund, Ltd. Filimonov and Sogoloff disclaim beneficial ownership of such shares of Common Stock.
(6)	Ann Houlihan may be deemed to have voting or investment power over these securities.
(7)	BNP Parisbas Arbitrage is an affiliate of BNP Parisbas Securities Corp, a registered broker dealer. Mike Cohen may be deemed to have voting or investment power over these securities.
(8)	Mrs. Amy Jo Gottfurcht and Messrs. John Gottfurcht and George Douglas may be deemed to have voting or investment power over these securities.
(9)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable security. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(10)	DKR Saturn Management Company L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Event Driven Holding Fund Ltd. (the “Fund”). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over the securities. For these securities, DKR Saturn Management Company L.P. has been retained to act as the portfolio manager to the Fund. Ron Phillips has trading authority over the Fund.
(11)	DKR Saturn Management L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Multi-Strategy Fund Ltd. (the “Fund”). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over the securities. For these securities, DKR Saturn Management Company L.P. has been retained to act as the portfolio manager to the Fund. Mike Cotton has trading authority over the Fund.
(12)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. For these securities, Doug Teresko has trading authority over the Fund.
(13)	Daniel S. Och as Senior Managing Member of OZ Management, LLC, the investment manager to the selling securityholder, may be deemed to have voting and/or investment control of the registrable securities held by the selling securityholder.
(14)	David Egglishaw may be deemed to have voting or investment power over these securities.
(15)	Vincent Gubitosi may be deemed to have voting or investment power over these securities.
(16)	The parent of the selling securityholder is a broker-dealer. Daniel S. Och as Senior Managing Member of OZ Management, LLC, the investment manager to the selling securityholder, may be deemed to have voting and/or investment control of the registrable securities held by the selling securityholder.
(17)	Bradford Whitmore and Michael Brailn may be deemed to have voting or investment power over these securities.
(18)	The sole shareholder of Guggenheim Portfolio Company VIII (Cayman) Ltd. is Guggenheim Portfolio Company VIII, LLC. The limited liability company manager of Guggenheim Portfolio Company VIII, LLC is Guggenheim Advisors, LLC. Certain affiliates of Guggenheim Advisors, LLC are broker dealers. With respect to the allocation of “new issue” securities to Guggenheim Portfolio Company VIII (Cayman) Ltd., Guggenheim Portfolio Company VIII, LLC has in place procedures to carve-out investors that are “restricted persons” (within the meaning of NASD Conduct rule 2790) from participating in the profits and losses of “new issues”.
(19)	Alex Adair may be deemed to have voting or investment power over these securities.
(20)	Highbridge International, LLC is a subsidiary of Highbridge Capital Corp., a registered broker dealer. Glenn Dubin and Henry Swieca, principals of Highbridge Capital Management International, LLC, trading advisor to Highbridge, may be deemed to have voting or investment power over these securities.
(21)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment advisor registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners’ investments, including the registrable securities. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”) a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.
(22)	JMG Triton Offshore Fund, Ltd., (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management, LLC, a Delaware limited liability company (the “Manager”). The Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund’s investments, including the registrable securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”) and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.
(23)	The selling securityholder is a registered broker dealer. KBC Financial Products USA Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.
(24)	Man-Diversified Fund II Ltd. Has been identified as the Controlling Entity of Man Mac I Ltd., the beneficial owner of the securities. The manager shares of Man-Diversified Fund II Ltd. Are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.
(25)	The selling security holder is an affiliate of Prudential Insurance, a registered broker dealer. Ann Houlihan may be deemed to have voting or investment power over these securities.
(26)	Gregory R. Levinson may be deemed to have voting or investment power over these securities.
(27)	The selling securityholder is indirectly affiliated with a registered broker dealer through Ramius Securities LLC. Alex Adair may be deemed to have voting or investment power over these securities.
(28)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by SAC Arbitrage Fund. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these securities.
(29)	Of the 600,486 shares, 413,288 shares are issuable upon conversion of the notes.
(30)	Sunrise Partners Limited Partnership is the parent of Paloma Securities L.L.C. an NASD member. S. Donald Sussman may be deemed to have voting or investment power over these securities.
(31)	Shad Stastney, Sky Lucas and John Succo may be deemed to have voting or investment power over these securities.
(32)	We are unable to provide the names of certain holders of notes and/or our common shares issuable upon conversion of the notes at this time, because they have not provided us with information and/or their notes are evidenced by a global note that has been deposited with DTC and registered in the name of Cede & Co., as DTC’s nominee. Information concerning any such holders who are not listed in the above table will be set forth in prospectus supplements from time to time, if and when required.
(33)	Assumes that any other holder of notes or any future transferee from any such holder does not beneficially own any of our common shares other than the shares issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, pledgees or donees or their respective successors, may sell the notes and the common stock issuable upon the conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

We will not receive any of the proceeds from the sale of these securities. If the notes or shares of common stock issuable upon the conversion of the notes are to be sold by transferees, pledgees or donees or their respective successors then we must amend the list of selling securityholders to include the transferee, pledgee or donee or their respective successors as selling securityholders by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

The notes and the common stock issuable upon the conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling securityholders may also sell the notes and the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge them to broker-dealers that in turn may sell these securities.

The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the notes and the common stock into which the notes are convertible and, if the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time under this prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes and the common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts, concessions or commissions, if any. Each selling securityholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of these securities to be made directly or through agents.

Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol “ALXN.” The notes are currently traded on the PORTAL MarketSM. Notes resold pursuant to this prospectus will cease to be traded on the PORTAL MarketSM. We do not intend to list the notes on any securities exchange or automated dealer quotation system and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the common stock into which the notes are convertible maybe sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Selling securityholders that are also registered broker-dealers who act in connection with the sale of notes or shares of common stock under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions they receive and proceeds of any sale of notes or shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of this compensation. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Several of the selling securityholders are affiliates of broker-dealers. Each of these selling securityholders has informed us that (1) the selling securityholder purchased its notes in the ordinary course of business and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder, or any successor rules or regulations, and have agreed that neither they nor any person acting on their behalf will engage in any transaction in violation of these provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an amendment to the registration statement, of which this prospectus is a part, or in a supplement to this prospectus, as required by law.

We will use our commercially reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective for the period set forth above under “Description of the Notes—Registration Rights.” No sales may be made pursuant to this prospectus after that period unless we amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law, to indicate that we have agreed to extend the period of effectiveness.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, discounts, concessions and commissions and expenses of counsel to the selling securityholders, in connection with the registration and sale of the notes and the shares of common stock under this prospectus.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., New York, New York, will pass upon the validity of the securities offered hereby and some other legal matters on behalf of Alexion.

EXPERTS

The consolidated financial statements incorporated in this Prospectus and elsewhere in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended July 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC, in accordance with the Exchange Act. You may read and copy any document we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at: http://www.sec.gov.

PROSPECTUS

$150,000,000

1.375% CONVERTIBLE SENIOR NOTES DUE 2012

AND

SHARES OF COMMON STOCK

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses incurred in connection with the registration and resale of the notes and the common shares issuable upon conversion thereof. We will pay all of these expenses. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$17,655
Legal fees and expenses	$50,000
Accounting fees and expenses	$25,000
Miscellaneous expenses	$20,000

Total:	$112,655

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

In accordance with Section 145 of the DGCL, Section EIGHTH of the company’s Certificate of Incorporation, as amended (the “Certificate”) provides that the company shall indemnify each person who is or was a director, officer, employee or agent of the company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholder or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys’ fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company. Section NINTH of the certificate provides that a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS.

Exhibit Number	Exhibit
4.1	Indenture under which Notes were issued*

4.2	Form of Note, attached as Exhibit A to the Indenture*

4.3	Registration Rights Agreement dated as of January 25, 2005 between Alexion Pharmaceuticals, Inc. and Morgan Stanley & Co. Incorporated, Bear Stearns & Co. Inc., SG Cowen & Co., LLC and J.P. Morgan Securities Inc.*

5.1	Opinion of Fulbright & Jaworski L.L.P.†

12.1	Statement re computation of ratio of earnings to fixed charges†

23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)†

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

24.1	Power of Attorney (included on signature page)†

25.1	Statement of Eligibility of the Trustee on Form T-1†

*	Incorporated by reference to the Registrant’s current report on Form 8-K filed on January 25, 2005.
†	Previously filed.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cheshire, State of Connecticut on the 24th day of May, 2005.

ALEXION PHARMACEUTICALS, INC.

By:	/s/ David W. Keiser
David W. Keiser
President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

*	Chief Executive Officer, Secretary, Treasurer and Director (Principal Executive Officer)	May 24, 2005
Leonard Bell, M.D.

/s/ David W. Keiser	President, Chief Operating Officer and Director (Principal Financial Officer)	May 24, 2005
David W. Keiser

*	Vice President of Finance and Administration (Principal Accounting Officer)	May 24, 2005
Barry P. Luke

*	Director	May 24, 2005
Max Link, Ph.D

*	Director	May 24, 2005
Joseph A. Madri, Ph.D., M.D.

	Director	May 24, 2005
R. Douglas Norby

*	Director	May 24, 2005
Alvin S. Parven

*	Director	May 24, 2005
Larry L. Mathis

*	Director	May 24, 2005
Ruedi Waeger, Ph.D

*By:	/s/ David W. Keiser
David W. Keiser
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Indenture under which Notes were issued*

4.2	Form of Note, attached as Exhibit A to the Indenture*

4.3	Registration Rights Agreement dated as of January 25, 2005 between Alexion Pharmaceuticals, Inc. and Morgan Stanley & Co. Incorporated, Bear Stearns & Co. Inc., SG Cowen & Co., LLC and J.P. Morgan Securities Inc.*

5.1	Opinion of Fulbright & Jaworski L.L.P.†

12.1	Statement re computation of ratio of earnings to fixed charges†

23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)†

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

24.1	Power of Attorney (included on signature page)†

25.1	Statement of Eligibility of the Trustee on Form T-1†

*	Incorporated by reference to the Registrant’s current report on Form 8-K filed on January 25, 2005.
†	Previously filed.